Exhibit 99.1

Corporate Communications

CNH Industrial announces voting results of Annual General Meeting and publishes 2021 Sustainability Report

London, April 13, 2022

Today, the Annual General Meeting (“AGM”) of CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) approved the Company’s 2021 EU–IFRS Annual Report (including the Consolidated Financial Statements and Separate Financial Statements of CNH Industrial N.V.) and a dividend of €0.28 per common share (equivalent to a total distribution of approximately €380 million), and the AGM advised on the Remuneration Policy.

Suzanne Heywood and Scott W. Wine were appointed as executive directors. Catia Bastioli, Howard W. Buffett, Léo W. Houle, John Lanaway, Karen Linehan, Alessandro Nasi, Vagn Sørensen and Åsa Tamsons were appointed as non-executive directors. In addition, Ernst & Young Accountants LLP was reappointed as independent auditor of the Company for the 2022 financial year and Deloitte Accountants B.V. was appointed as independent auditor for the 2023 financial year. Details of all matters approved today by the AGM are available on the Company’s website (www.cnhindustrial.com).

The dividend will be paid on May 4, 2022. The outstanding common shares will be quoted ex-dividend from April 19, 2022, and the record date for the dividend will be April 20, 2022 on both Euronext Milan and the NYSE. Shareholders holding the Company’s common shares that on the record date are traded on the NYSE will receive the dividend in U.S. dollars at the official USD/EUR exchange rate of April 14, 2022 reported by the European Central Bank.

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Concurrently with the AGM, the Company published its 2021 Sustainability Report. This Report has been prepared in accordance with the GRI Standards: Core Option and the Sustainability Accounting Standards Board (SASB), the main international frameworks for sustainability reporting. It includes the previous sustainability priorities, related strategic targets and the main results achieved by CNH Industrial, also accounting for the activities of the now demerged ‘On-Highway’ business Iveco Group N.V. To consult the Report online, visit: bit.ly/CNHI_SR_2021.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its five core Brands: Case IH, New Holland Agriculture and STEYR, supplying 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment delivering a full lineup of construction products that make the industry more productive. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 35,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Media Relations

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com